April 22, 2016
Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:     Ms. Kathleen Collins, Accounting Branch Chief
Office of Information Technologies and Services

Re:    Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 27, 2015
File No. 000-26926
Ladies and Gentlemen:
On February 26, 2016, ScanSource, Inc. (the “Company”) submitted a letter (the “Response Letter”) in response to the comment letter dated January 14, 2016 from Kathleen Collins of the Staff (the “Staff”) of the Securities and Exchange Commission to Charles A. Mathis, Executive Vice President and Chief Financial Officer of ScanSource, Inc., concerning the filing listed above. On April 19, 2016, the Company received follow-up comments from the Staff via telephone conversation. The Staff requested the following information during the telephone conversation:

Please provide a summary of the role of the CEO and his activities as CODM.
In the letter previously provided, you have seen that the CEO / CODM has a number of direct reports including the segment presidents and the operational vice-presidents. The CODM stays in contact with his direct reports by having a staff meeting every other week where they discuss current topics (including a sales update compared to plan) and make decisions. Additionally, the CODM meets in one on one sessions with the both of the business segment presidents and the VP of HR every other week. The CODM also meets with his other direct reports individually (Legal, Operations, Finance, and IT) once per month. In addition to the above regularly scheduled meetings, the CODM also has discussions with his direct reports on an as needed basis. Also once per quarter, the CODM meets with the business segment presidents to perform a business review of the results for the quarter. This meeting is with each Business Segment individually to review the performance. This review includes a management view of the segment profit and loss and a view of the invested capital for the segment. The business unit managers (who report to the segment presidents) are also a part of the review discussion to provide additional detail as necessary. Prior to the segment review by the CODM, each business segment president meets with their business unit staff to perform a review of their respective business unit. These business unit packages (which are not reviewed by the CODM) include very detailed operating results; these packages range from 20 to 50 pages of data. These are then summarized to 3 or 4 pages in the segment review.

Please provide additional details of the quarterly business review meeting held by the CODM; who is present during the meeting and what role do they have in the meeting?
The segment business review is held each quarter after the financial results of the quarter are available. The main presenter in the meeting is the business segment president who is assisted by their fiscal world-wide controller. The business unit presidents are also present in the meeting to provide additional details as needed to respond to questions. The attendees are the CODM and his staff.

Please provide additional clarity on what level of information is presented in the quarterly business review.
The information presented in the meeting is segment level information. In response to questions or in order to adequately describe the segment results, business unit information is used.

Please clarify the interaction between the business segment presidents.
The business segment presidents act independently from each other in the day-to-day business; they do not share any resources under their control. They both use the Company’s shared service model as described above. The primary activity where the business segment presidents interact is in an annual personnel review.

Please clarify the level of information provided to the Board of Directors.
Quarterly, the board of directors meets to review financial results of the Company. They are provided with Company consolidated information and with segment information. During these meetings, they have access to management including the business segment presidents to ask questions about the business as they see the need. These meetings are very comprehensive and very interactive.